IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

November 13, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No. 6 to Registration Statement on Form S-4
Filed October 22, 2024
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated November 1, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 6 to Registration Statement on Form S-4

Management ‘s Discussion and Analysis of Financial Condition and Results Operations of

AgileAlgo, page 125

1.

We note your disclosure on page 142 that the company entered into a redeemable convertible note with Mr. Seah Chin Siong, a director of the company, for the investment sum of $50,000 in April 2023. Please disclose this related party transaction in your registration statement and file the agreement, if material, or advise. Refer to Item 404(a) of Regulation S-K.

Response: The disclosure on pages 144, 195, F-70 and F-84 of the Amended Registration Statement has been revised in accordance with the Staff’s comment. The Company respectfully advises the Staff that the convertible note for $50,000 referenced in the Staff's comment was converted by its holder into 144,546 ordinary shares of AgileAlgo, pursuant to its terms and as full and final settlement of the convertible note, and which has been set forth in the referenced disclosure.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet, page 160

2.	Please revise the total line item in pro forma adjustment (3) to include the total unpaid amounts charged to profit and loss.

Response: The disclosure on page 166 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

3.

Pro forma adjustments 4(a) - 4(c) and disclosures on page 158 refer to a $50,000 EF Hutton Note, however, on page 8 and elsewhere you refer to a note valued at $500,000.  Please revise. In addition, revise to clarify that $1,250,000 related to the discharge of deferred underwriting compensation is reflected in additional paid-in capital.

Response: The Company respectfully acknowledges the Staff’s comment and fixed the referenced amount of the EF Hutton Note to reflect consistently $500,000, not $50,000. The Company has revised the related disclosure on pages 160 and 168 of the Amended Registration Statement in response to the Staff’s comment.

4.

Please provide us your calculation of pro forma adjustment   (8) to the line item additional paid-in capital of $2,060. In this regard, this adjustment appears to include the issuance of shares in exchange for amounts owed by Inception Growth to the Sponsor for administrative support services that are included in due to related parties. However, your pro forma balance sheet does not reflect any payments related to this liability. To the extent there are multiple components included in the $2,060, please provide a breakdown of each component and ensure all adjustments are properly reflected in your pro forma financial statements.

Response: The additional paid-in capital of $2,061 represents the issuance of shares in exchange for amounts owed by Inception Growth to the Sponsor, with the following components:

In US$ thousands
Note payable (Per historical data)	$1,120
Note payable (Pro forma adjustment (7))	$420
Due to related parties (Per historical data)	$521
Total amount (Pro forma adjustment (8))	$2,061

The disclosure on page 163 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

5.

Your disclosures indicate that the adjustment related to the Standby Equity Purchase Agreement is reflected in pro forma adjustment (9), however, you appear to have labeled the cash proceeds as adjustment (8) on the pro forma balance sheet. Please revise. In addition, tell us and revise to explain why you are assuming the pre-paid advance will be immediately converted into PubCo shares.

Response: The cash proceeds of Standby Equity Purchase Agreement has been revised to reflect in pro forma adjustment (9), not adjustment (8). No assumption of prepaid advance will be immediately converted into PubCo shares incurred in the pro forma adjustment (9), whose converted PubCo Shares has removed from this amendment. The disclosure on pages 162, 163 and 169 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Pro Forma Condensed Combined Statements of Operations, page 162

6.

We note your revision in response to prior comment 2. Please revise to reflect the interest expense adjustment of $160,000 in the unaudited pro forma statements of operations for the year ended September 30, 2023 and remove adjustment (3) from the interim pro forma statements of operations. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

Response: The disclosure on pages 164, 165 and 169 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Condensed Consolidated Financial Statements of AgileAlgo Holdings Ltd. Condensed Consolidated Statements of Operations and Comprehensive Income For The Three-Month Periods Ended June 30, 2024 and 2023, page F-49

7.	Please revise to remove the brackets in your selling, general and administrative expense line item on page F-49 to be consistent with your disclosures in the audited financial statements.

Response: The disclosure on page F-59 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

General

8.	Please revise to include audited financial statements for the registrant, IGTA Merger Sub Ltd. Refer to Rule 8-01 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has included the audited financial statements of IGTA Merger Sub Ltd. on pages F-49 – F-57 of the Amended Registration Statement.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director

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